SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                 ---------------------------

                         SCHEDULE TO
                       (Rule 14d-100)

 TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 10(e) (1)
           OF THE SECURITIES EXCHANGE ACT OF 1934

                   (Amendment No. ______)

                     R.H. Phillips, Inc.
____________________________________________________________
             (Name of  Subject Company (Issuer))


   Vincor International, Inc. (parent of Vincor Holdings)
      Vincor Holdings, Inc. (will be parent of Offeror)
          Toast Acquisition Company, Inc. (Offeror)
____________________________________________________________
  (Names of Filing Persons (Identifying Status as Offeror,
                  Issuer or Other Person))

                        Common Stock
____________________________________________________________
              (Title of Classes of Securities)


                         749573 101
____________________________________________________________
            (CUSIP Number of Class of Securities)


        Alan K. MacDonald, Brown, Todd & Heyburn PLLC
             400 W. Market, Louisville, KY 40202
                       (502) 589-5400
___________________________________________________________
       (Name, Address and Telephone Numbers of Person
 Authorized to receive Notices and Communications on Behalf
                     of Filing Persons)

                  CALCULATION OF FILING FEE
____________________________________________________________

          Transaction
           Valuation*           Amount of Filing Fee*
_____________________________________________________________
  *Set forth the amount on which the filing fee is calculated and state how it was determined.
      Not required in connection with this filing which contains solely preliminary communications made before the commencement of a tender offer.


[  ]          Check the box if any part of the fee is offset
              as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________   Filing Party: ___________________
Form or Registration No.: ___________   Date Filed: ____________________

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The press release announcing the transaction is attached hereto.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]     third-party tender offer subject to Rule 14d-1.

[  ]     issuer tender offer subject to Rule 13e-4.

[  ]     going-private transaction subject to Rule 13e-3.

[  ]     amendment to Schedule 13D under Rule 13d-2.

PRESS RELEASE
____________________________________________________________
VINCOR INTERNATIONAL LAUNCHES CASH OFFER
FOR CALIFORNIA PREMIUM WINERY R.H. PHILLIPS

FOR IMMEDIATE RELEASE

                                        TSE SYMBOL: VN


MISSISSAUGA, ON, August 28, 2000 - Vincor International Inc., Canada's leading wine company, today announced it has signed an agreement to acquire California winemaker R.H. Phillips, Inc. for US$95 million. The offer is for US$7.00 per share in cash for all of the outstanding shares of R. H. Phillips. The target date for completing the transaction is September 30, 2000, the mid-point in Vincor's fiscal year.
     Based in the Dunnigan Hills area of California, 30 miles northeast of the Napa Valley, R. H. Phillips is a leading producer of premium and super premium wines, with net sales of US$29.2 million in the past twelve months. The company is experiencing strong growth, and expects to sell nearly 500,000 cases of wine this year. Its best-known wines include Toasted Head Chardonnay and EXP Syrah. The company has a modern winery, superior vineyard, and sufficient capacity for an additional 50% growth in volume.
      "Acquiring R.H. Phillips supports Vincor's growth strategy in two important ways," said Donald L. Triggs, Vincor President and Chief Executive Officer. "Vincor is committed to expanding its portfolio in the fastest growing segments of the wine market. R.H. Phillips is focused on the super-premium category, which is growing at 15% per year. They have an impressive portfolio of wines in the cachet varietals, such as Syrah and Viognier, which complement our own super-premium brands, Inniskillin, Jackson-Triggs, Sumac Ridge, and Hawthorne Mountain.
     "Secondly, R. H. Phillips' national network of 90 distributors and more than 30 sales professionals will facilitate the marketing of our leading products, such as icewine, in the US. The company will also provide a solid platform for any future U.S. acquisitions as well as the international expansion of Vincor's business."
     Mr. Triggs added: "We are particularly pleased that John and Karl Giguiere, who founded R.H. Phillips in 1981, will continue to play key management roles in the company. Indeed, the entire senior management team has agreed to continue building R.H. Phillips into the future."
     The agreement calls for breaking and topping fees payable to Vincor should the agreement be broken or should another company top Vincor's offer. Certain shareholders and directors of R.H. Phillips, Inc. owning an aggregate of 2,361,198 shares, representing approximately 35% of R.H. Phillips, Inc.'s outstanding common stock, have agreed to tender their shares to the offer. The agreement also requires R.H. Phillips not to solicit other acquisition proposals. The price represents an enterprise value of approximately nine times R.H. Phillips' EBITDA in the past 12 months. Vincor will assume R. H. Phillips' debt of approximately US$35 million. Vincor anticipates that the acquisition will be neutral to earnings in fiscal 2001, and will be accretive in fiscal 2002 and beyond. Vincor will finance the acquisition with bank debt.
     Under the terms of the merger agreement, Toast Acquisition Company Inc., a wholly-owned subsidiary of Vincor will promptly commence a tender offer for all of the outstanding shares of R.H. Phillips Inc. Tender offer documents are expected to be mailed to R.H. Phillips, Inc. shareholders within the next 10 days.
     The tender offer is conditional upon the receipt of a minimum of 90% of R.H. Phillips' common stock, regulatory approval, and certain other conditions customary for transactions of this type.
     Vincor International Inc. is Canada's largest producer and marketer of wines and related products, with leading brands in all segments of the market. The Company has wineries in British Columbia, Ontario, Quebec and New Brunswick, and markets wines produced from grapes grown in the Niagara Peninsula of Ontario, and the Okanagan Valley of British Columbia. Vincor's premium brands include Inniskillin, Jackson-Triggs, Sumac Ridge, Hawthorne Mountain and Sawmill Creek. Vincor also owns Wine Rack, Ontario's largest independent wine retailer, with more than 160 stores.
     Vincor's common shares are listed on the Toronto Stock Exchange under the symbol VN.
                           - 30 -


For more information:
Donald L. Triggs,
President and Chief Executive Officer
Vincor International Inc.
(905) 564-6900.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A
SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY.  AT
THE TIME THE OFFER IS COMMENCED, VINCOR INTERNATIONAL WILL
FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND R.H. PHILLIPS WILL FILE A
SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE
OFFER.  THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO
PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER
DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT
SHOULD BE READ CAREFULLY BY RH. PHILLIPS SHAREHOLDERS
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  THE OFFER
TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN
OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION
STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF
R.H. PHILLIPS, AT NO EXPENSE TO THEM, THE TENDER OFFER
STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED
LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED
WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION
STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE
COMMISSION'S WEBSITE AT WWW.SEC.GOV.